Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D/A dated March 7, 2025 relating to the Common Stock of The St. Joe Company shall be filed on behalf of the undersigned.

March 7, 2025
(Date)

Fairholme Capital Management, L.L.C.

By: /s/ Erica K. Kapahi
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Erica K. Kapahi
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Erica K. Kapahi
Chief Compliance Officer Fairholme Capital Management, L.L.C.